UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Attached are the Company’s press release providing a business update for the first half of 2026, condensed interim unaudited financial statements and a summary of its operating and financial review and prospects, each as of June 30, 2026, furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively

This Report on Form 6-K (including Exhibits 99.1, 99.2 and 99.3) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-291460,  333-271293 and 333-239344) and Form F-3 (File Nos. 333-295698, 333-274078 and 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 24, 2026
99.2	Condensed Consolidated Unaudited Financial Statements as of June 30, 2026
99.3	Operating and Financial Review and Prospects as of June 30, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: August 24, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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